UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number 1-5480

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXTRON SAVINGS PLAN

40 Westminster Street

Providence, Rhode Island 02903

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXTRON INC.

40 Westminster Street

Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibits

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to financial statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits:

23.1 - Consent of Independent Auditors

2

Pursuant to the requirements of the Securities Exchange Act of 1934, Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON INC., as Plan Administrator for
the Textron Savings Plan

By:	/s/ Mark S. Bamford
Mark S. Bamford
Vice President and Corporate Controller

Date: June 26, 2014

3

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Textron Savings Plan
Years Ended December 31, 2013 and 2012
With Report of Independent Auditors

Textron Savings Plan

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Textron Inc.

Plan Sponsor

Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of Textron Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Textron Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 26, 2014

Textron Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31,
	2013	2012
Assets
Investments, at fair value	$2,945,947	$2,439,529
Accrued investment income	550	653

Receivables
Participant contributions	—	976
Employer contributions	15,386	12,330
Notes receivable from participants	43,556	43,295
	58,942	56,601
Total assets	3,005,439	2,496,783

Liabilities
Accrued expenses	241	217
Net assets available for benefits, at fair value	3,005,198	2,496,566

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,301)	(7,350)
Net assets available for benefits	$3,002,897	$2,489,216

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits

(In thousands)

	Year Ended December 31,
	2013	2012
Additions
Interest and dividends	$49,457	$41,852
Net appreciation in fair value of investments	605,230	351,634
	654,687	393,486
Contributions:
Participants	138,502	139,592
Employer	70,245	66,515
Participant rollovers	6,232	7,615
	214,979	213,722
Transfers from other plans	—	35,245
Total additions	869,666	642,453

Deductions
Benefit payments	354,035	239,065
Administrative and other expenses	1,950	1,996
Total deductions	355,985	241,061

Net increase	513,681	401,392

Net assets available for benefits:
Beginning of year	2,489,216	2,087,824
End of year	$3,002,897	$2,489,216

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2013

1. Description of Plan

General

The Textron Savings Plan (the Plan) covers all eligible employees of Textron Inc. (Textron), as defined in the Plan.  This Plan description includes policies covering the majority of Plan participants.  Certain business and bargaining units have other policies.  The Plan invests in the Textron Stock Fund along with mutual funds, Guaranteed Investment Contracts, Common Collective Trusts and Common Stock.  The Plan also offers a brokerage feature.  The portion that invests in the Textron Stock Fund is an employee stock ownership plan.  The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was amended and restated effective January 1, 2013 to reflect recent statutory, regulatory, and other plan changes.

The Plan is currently administered under the terms of a Trust Agreement, amended December 14, 2012, with Fidelity Management Trust Company (the Trustee or Fidelity).  Fidelity also serves as the Plan’s recordkeeper.

Investment Options

Participants may elect to direct their employee contributions to the following funds: Fidelity Contrafund ® Class K, Fidelity Diversified International Fund Class K, Vanguard Institutional Index Fund Institutional Plus, Fidelity Low-Priced Stock Fund Class K, PIMCO Total Return Institutional, Textron Stock Fund, Textron Managed Income Fund, Vanguard Target Retirement Income Trust I and Vanguard Target Retirement Trust I (with various targeted retirement dates).

Also the Plan offers a self directed brokerage feature, called Fidelity BrokerageLink, which gives participants expanded investment choices by enabling them to select from numerous investment and individual securities that are not otherwise available under the Plan.  The values of investments purchased through the Fidelity BrokerageLink were $43,965,240 and $27,474,798 as of December 31, 2013 and December 31, 2012, respectively.

Contributions

Participants of the Plan are entitled to elect to contribute up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the Code). Certain participants may also contribute amounts representing distributions from other qualified employer retirement plans. Participants’ pre-tax and after-tax contributions, which are matched 50% on the first 10% of contributions to a max of 5% of eligible compensation by

1. Description of Plan (continued)

Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants’ wages.

Eligible employees are subject to automatic enrollment on the 60th day after their date of hire, if they have not specifically elected to be excluded from the plan. The automatic enrollment is for 3% of eligible compensation per pay period. An employee who is automatically enrolled may elect to change or suspend their enrollment in the plan at any time.

There is also a Retirement Supplement Contribution provided to eligible covered employees at specified locations.  For these individuals, Textron will contribute 1% of eligible compensation on a per-pay period basis, whether or not the individual contributes to the Plan.  Contributions from employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, and are recorded when Textron makes payroll deductions from participants’ wages. Participants eligible for the retirement supplement are not eligible for the 50% match up to 5% in the Textron Stock Fund. The amount of the discretionary funding paid related to the 2013 and 2012 plan year for the supplemental contribution was approximately $36,466 and $64,849, respectively.

Participants who are at least age 50 or who will reach age 50 during the year, are allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $5,500 in both 2013 and 2012. After that, the limit may be adjusted from time to time by the Secretary of the Treasury, to reflect inflation. Catch-up contributions are not eligible for Company matching contributions.

Textron makes contributions to the Plan based on actual contribution levels. In addition, Textron may make additional discretionary contributions.  All forfeitures arising out of a participant’s termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions. At December 31, 2013 and 2012, forfeitures totaled $679,069 and $707,758, respectively. Forfeitures used during the year ended December 31, 2013 and 2012 to offset the Company match were $4,474,134 and $5,165,928, respectively.

Employer contributions are made in the form of Textron Stock and invested in the Textron Stock Fund. Employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan with no restrictions.

1. Description of Plan (continued)

Since 2009, Textron has closed most of its defined benefit pension plans to new participants.  When new hires join Textron locations that were formerly defined benefit pension eligible locations, these employees are eligible to receive an additional retirement cash contribution to their Plan account of either 2% or 4% (depending on location) of their eligible compensation. These discretionary contributions vest in accordance with the vesting schedule below. The contributions are deposited in the participant account by the end of the first quarter of the following plan year. The amount of the discretionary funding paid in 2014 for the 2013 plan year was for $15,386,217 and the amount paid in 2013 for the 2012 plan year was for $12,330,209.  The discretionary contribution is in addition to the matching contribution of 50% on the first 10% up to a max of 5%.  These contributions are not considered part of the vested balance eligible for participant loans.

Transfers from Other Plans

The Cessna CitationAir 401(k) Plan was closed to new contributions as of December 31, 2011 and the Plan assets were transferred to the Textron Savings Plan effective March 30, 2012 (assets transferred in totaled approximately $35.2 million).

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash unless Textron stock is requested. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals.  The Plan provides for full vesting of a participant’s account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron.

Vesting

Textron’s contributions vest based on the length of service in the Plan as follows:

Months of Service	Vested Percentage
24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

1. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant’s contributions and compensation deferrals, (b) Textron’s matching contribution, and by the pro rata share of additional discretionary contributions made by Textron, if any, including any retirement supplement contributions and (c) plan income (loss), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The participant is entitled to the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Active participants, not including directors or executive officers as determined by the plan administrator, may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the new loan request. Beginning on September 1, 2014 participants are allowed to take out up to two loans at a time versus the current one loan outstanding provision. Interest is charged at a rate of Wall Street Journal Prime Rate plus 1%, as of the first business day of the month.  A fee is charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Textron has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Fair Values of Assets

In accordance with the provisions of ASC 820, Fair Value Measurement, fair value is measured at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Assumptions that market participants would use in pricing the asset or liability (the “inputs”) are prioritized into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exists, requiring companies to develop their own assumptions.

2. Significant Accounting Policies (continued)

Observable inputs that do not meet the criteria of Level 1, which include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect Plan estimates about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances. Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain.  There were no transfers between Levels 1, 2 and 3 in 2013 or 2012.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents the assets and liabilities measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset and liability.

	December 31, 2013
(In thousands)	Level 1	Level 2	Level 3
Textron Stock Fund	$997,991	$—	$—
Mutual Funds
Domestic equity securities	766,998	—	—
International equity securities	145,691	—	—
Domestic debt securities	146,659	—	—
Common Collective Trust Funds
Blended debt and equity securities	—	509,616	—
Domestic debt securities	—	192,192	—
Money Market Funds	12,309	—	—
Common Stock	25,227	—	—
United States Treasury Notes	—	34,448	—
Guaranteed Investment Contracts (GICs)	—	—	49,644
Group Annuity Contracts (GACs)	—	—	65,172
Total assets	$2,094,875	$736,256	$114,816

2. Significant Accounting Policies (continued)

	December 31, 2012
(In thousands)	Level 1	Level 2	Level 3
Textron Stock Fund	$804,489	$—	$—
Mutual Funds
Domestic equity securities	585,222	—	—
International equity securities	119,721	—	—
Domestic debt securities	183,190	—	—
Common Collective Trust Funds
Blended debt and equity securities	—	377,014	—
Domestic debt securities	—	244,596	—
Money Market Funds	7,540	—	—
Common Stock	14,663	—	—
United States Treasury Notes	—	34,324	—
Guaranteed Investment Contracts (GICs)	—	—	68,770
Group Annuity Contracts (GACs)	—	—	—
Total assets	$1,714,825	$655,934	$68,770

The Textron Stock Fund consists solely of Textron stock, which is valued at its quoted market price, and is considered a Level 1 investment.  Common Stock in the Brokerage account is valued at its quoted market price, and is also considered a Level 1 investment.

Mutual Funds and Money Market Funds consist of groups of investments, which may include equity securities, debt securities or other mutual funds. The underlying investments are valued primarily using quoted market prices in active markets (Level 1) and significant other observable inputs (Level 2), but the mutual funds themselves are quoted in an active market, and as a result, they are considered Level 1 investments.

The Common Collective Trust Funds are groups of investments similar to mutual funds the underlying investments are valued primarily using quoted market prices in active markets (Level 1), however the collective trusts themselves are not quoted in an active market and are therefore considered Level 2 investments.  The fair value of these investments has been estimated using the net asset value per share.  There are no restrictions on exiting these funds.  Also included in the Common Collective Trust Funds are the underlying investments in the Synthetic GICs, held by the Textron Managed Income Fund, which also have an associated wrap contract.

The fair value of the United States Treasury Notes is based on either published historical transactions for similar securities or a matrix pricing model, which is based on historical prices, trends, and other factors.  Although these inputs are observable, the investments are not quoted on an active market and therefore considered a Level 2 investment.

2. Significant Accounting Policies (continued)

Traditional Guaranteed Investment Contracts (GICs) are valued using the income approach, by discounting future contractually guaranteed payments using the duration-matched risk free rate plus a spread for each payment, which approximates market rates for new contracts. These inputs are not observable and therefore the GICs are considered a Level 3 investment.

Group Annuity Contracts (GACs) are valued using a derived net asset value per share. These contracts have an associated wrap contract. As the plan does not own the underlying assets within the contract the GACs are considered a Level 3 investment.

Changes in Fair Value for Unobservable Inputs

The table below presents the change in fair value measurements for Guaranteed Investment Contracts that used significant unobservable inputs (Level 3) for the twelve months ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
	(In thousands)
Balance, beginning of period	$68,770	$63,707
Contributions / (Disbursements)	(19,566)	2,983
Interest earned	1,241	2,047
Unrealized gains (losses)	(801)	33
Balance, end of period	$49,644	$68,770

The table below presents the change in fair value measurements for Group Annuity Contracts that used significant unobservable inputs (Level 3) for the twelve months ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
	(In thousands)
Balance, beginning of period	$—	$—
Contributions / (Disbursements)	65,323	—
Interest earned	31	—
Unrealized gains (losses)	(182)	—
Balance, end of period	$65,172	$—

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Significant Accounting Policies (continued)

Guaranteed Investment Contracts, Group Annuity Contracts, and Synthetic Guaranteed Investment Contracts

The Textron Managed Income Fund invests in a variety of stable value products, including traditional guaranteed investment contracts (GICs), group annuity contracts (GAC’s) and synthetic GIC’s in addition to the Wells Fargo Short Term Investment Fund (Wells Fargo STI). As described in ASC 962, Plan Accounting—Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value.

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts (such as the contracts held by the Textron Managed Income Fund) because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The fair value of investments in GICs was determined based on the discounted cash flows of the future payments. The fair value of Synthetic GICs and GAC’s equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the Plan’s units of the Wells Fargo STI was determined based on the fair value of the funds underlying assets.

The GICs, GAC’s, and Synthetic GICs represent fully benefit-responsive investments. Contract value represents contributions made under the contract plus interest at the crediting rate payable under such contract less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The issuers guarantee that all qualified participant withdrawals will be at contract value (principal plus accrued interest).  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with an issuer. In addition to certain Synthetic GICs’ termination provisions discussed below, such contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events include the following:  material amendments to the Fund’s structure or administration; changes to the participating plans’ competing investment options including the elimination of equity wash provisions; complete or partial termination of the Fund, including a merger with another fund; the failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the

2. Significant Accounting Policies (continued)

bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fund or participating plans; the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

In addition, Synthetic GICs and GACs typically provide for an adjustment to contract value if a security that is part of the underlying assets defaults or otherwise becomes impaired as defined in the wrap contract. In the event of an impairment, generally contract value is decreased by the amortized cost of the impaired security and, if such security is subsequently sold, contract value is increased by the amount of such sales proceeds. As part of the contracted entered into in December for the GACs the initial credited rate of 2.22% will be applied to the contract value from date of receipt through January 31, 2014.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Synthetic GICs generally are evergreen contracts that contain termination provisions. The termination provisions of Synthetic GICs permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the Synthetic GIC if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Synthetic GICs that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election as described below. In addition, if the fund defaults in its obligations or representations under the agreement (including non-compliance with investment guidelines governing the underlying assets, or the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA) and such default is not cured within any applicable cure period, then the Synthetic GIC may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally Synthetic GICs permit the issuer or investment manager to elect at anytime to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (Amortization Election). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Synthetic GICs and GAC’s also define certain other termination events that permit the issuer to terminate the contract at market value. Termination events typically include the following: (i) termination or replacement of the investment adviser without the issuer’s consent, (ii) the Plan or its trust is fully or partially terminated or fails to be exempt from federal income taxation, (iii) the plan merges with another plan, (iv) if a security is sold or subject to a lien other than as permitted under the contract, (v) the contract holder engages in fraud or other action that materially and adversely

2. Significant Accounting Policies (continued)

affects the risk profile of the contract, (vi) if there is any change in law, regulation, ruling, or accounting requirement applicable to the Plan or Fund that could cause substantial withdrawals from the Fund, (vii) performance of the issuer’s obligations under the contract becomes illegal, (viii) the bankruptcy of the Fund, Trust or investment advisor, or (ix) the level of impaired securities as defined in the contract exceeds an agreed upon amount of the portfolio.

The average yield earned by the Plan for all fully benefit-responsive investment contracts based on earnings from the underlying investments was approximately 1.09% and 1.06% at December 31, 2013 and 2012, respectively. The average yield of the contracts based on the interest rate credited to participants was approximately 1.18% and 1.59% at December 31, 2013 and 2012, respectively.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative and other fees paid by the Plan are allocated as follows:

•                  Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

•                  Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

•                  Expenses associated with qualified domestic relation orders are charged directly to the related participant account.

•                  Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees, cost of supplies and similar fees, are charged to the participant accounts.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2013 and 2012, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended December 31,
	2013	2012
	(In thousands)
Textron Inc. Stock Fund	$349,942	$223,101
Mutual funds & Common Collective Trusts	252,440	128,223
Common Stock	2,848	310
	$605,230	$351,634

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	Year Ended December 31,
	2013	2012
	(In thousands)
Textron Stock Fund	$997,991	$804,489
Vanguard Institutional Index Fund-Institutional Plus	358,801	287,239
PIMCO Total Return Institutional	*	183,190
Fidelity Low-Price Stock Fund- Class K	221,532	158,602
Fidelity Contrafund- Class K	180,143	134,056

*Less than 5%

4. Related-Party Transactions

The Plan holds shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the plan. The Plan also invests in shares of Textron’s common stock. At December 31, 2013 and 2012, 27,148,818 and 32,452,140 shares of Textron’s common stock were held by the Plan, respectively, with a fair value of $997,990,554 and $804,488,547 respectively. Dividend income recorded by the Plan for Textron’s common stock for the years ended December 31, 2013 and 2012 was $2,347,559 and $2,253,584 respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 7, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan is no longer subject to income tax examinations for years prior to 2010.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$3,002,897	$2,489,216
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	220	5,830
Net assets available for benefits per the Form 5500	$3,003,117	$2,495,046

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2013:

2013
Total additions (net of deductions) per the financial statements	$513,681
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	220
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	(5,830)
Total income per the Form 5500	$508,071

8. Subsequent Events

Textron acquired Beech Holdings, LLC, which included Beechcraft Corporation and other subsidiaries, (collectively “Beechcraft”) in March 2014. As a result, effective April 6, 2014, the employees of Beechcraft are eligible to participate in the Plan.

Supplemental Schedule

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

(In thousands)

December 31, 2013

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Cash		$93
Textron Stock Fund*	27,149	997,991
Mutual Funds:
Fidelity Low-Price Stock Fund - Class K*	4,483	221,532
Fidelity Contrafund Class K*	1,875	180,143
Fidelity Diversified International Fund - Class K*	3,955	145,691
PIMCO Total Return Institutional	13,719	146,659
Vanguard Institutional Index Fund — Institutional Plus	2,120	358,801
Total Mutual Funds		1,052,826
Common Collective Trust Funds (outside of Textron Managed Income Fund)
Vanguard Target Retirement Trust I Commingled Pool Income Fund	428	18,165
Vanguard Target Retirement Trust I Commingled Pool 2010	477	19,409
Vanguard Target Retirement Trust I Commingled Pool 2015	1,220	49,735
Vanguard Target Retirement Trust I Commingled Pool 2020	1,971	80,246
Vanguard Target Retirement Trust I Commingled Pool 2025	2,144	86,118
Vanguard Target Retirement Trust I Commingled Pool 2030	1,720	68,549
Vanguard Target Retirement Trust I Commingled Pool 2035	1,368	54,813
Vanguard Target Retirement Trust I Commingled Pool 2040	1,592	64,885
Vanguard Target Retirement Trust I Commingled Pool 2045	746	30,304
Vanguard Target Retirement Trust I Commingled Pool 2050	673	27,532
Vanguard Target Retirement Trust I Commingled Pool 2055	150	7,479
Vanguard Target Retirement Trust I Commingled Pool 2060	91	2,381
Total Common Collective Trusts (outside Textron Managed Income Fund)		509,616

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)

(In thousands)

December 31, 2013

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
United States Treasury Notes:
Matures 2/28/15, $1,934 Par	2.38%	1,982
Matures 7/31/15, $2,268 Par	1.75%	2,321
Matures 11/30/15, $2,359 Par	1.38%	2,404
Matures 9/30/16, $2,925 Par	1.00%	2,950
Matures 3/15/15, $2,190 Par	0.38%	2,195
Matures 5/15/15, $2,538 Par	0.25%	2,540
Matures 4/15/15, $2,367 Par	0.38%	2,372
Matures 9/15/15, $2,920 Par	0.25%	2,918
Matures 2/15/16, $2,715 Par	0.38%	2,712
Matures 4/15/16, $2,479 Par	0.25%	2,466
Matures 4/30/15, $1,641 Par	0.13%	1,639
Matures 6/15/16, $2,410 Par	0.05%	2,408
Matures 8/15/16, $1,400 Par	0.63%	1,400
Matures 8/31/15, $550 Par	0.38%	551
Matures 11/30/16, $1,817 Par	0.88%	1,823
Matures 12/15/16, $1,141 Par	0.63%	1,136
Matures 12/31/15, $535 Par	0.25%	534
Cash		97
Total United States Treasury Notes and Cash		34,448

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)

(In thousands)

December 31, 2013

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Guaranteed Investment Contracts:
Jackson National Life Insurance Co. - Matures 6/30/15	1.34%	3,070
Jackson National Life Insurance Co. - Matures 9/30/16	1.24%	5,078
Metropolitan Life Insurance Co. - Matures 6/12/15	1.41%	5,135
New York Life — Matures 11/16/15	2.63%	18,820
Principal Life Insurance Co. - Matures 6/30/16	1.60%	5,139
Protective Life Insurance Co. - Matures 12/31/16	1.35%	6,596
Prudential Life Insurance Co. Matures 7/15/14	1.00%	5,086
Total Guaranteed Investment Contracts		48,924
Group Annuity Contracts:
Metropolitan Life Insurance Co (Account # 694)	2.22%	31,866
Metropolitan Life Insurance Co (Account # 690)	2.22%	31,945
Total Group Annuity Contracts		63,811
Common Collective Trust Funds:
Prudential Insurance Company (Fixed Income Fund F)	1.24%	42,692
Prudential Insurance Company (Fixed Income Fund N)	1.82%	36,900
ING Life Insurance and Annuity (Fixed Income Fund F)	1.30%	29,672
Wells Fargo Short Term Investment Fund *	0.25%	82,928
Total Common Collective Trust Funds		192,192
Self directed brokerage accounts		43,965
Notes receivable from participants	4.25% to 11%	43,556
		$2,987,422

* Indicates party-in-interest to the Plan

Note: Cost information has not been provided because all investments are participant directed.